Lodestar Mining, Incorporated

March 6, 2008

Ms. Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-0408

Re:	Lodestar Mining, Incorporated Registration Statement on Form SB-2 File No. 333-143352

Dear Ms. Parker:

I hereby request acceleration of the effectiveness of the above registration statement to Monday, March 10, 2008 at 1:00 p.m. or such later time or date as is practical.

I hereby acknowledge that:

•  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely, /s/ Ian McKinnon Ian McKinnon Chief Executive Officer